Ballard Power Systems Inc.

News Release

Ballard to Present at the Stifel Nicolaus 2010 Cleantech Conference

For Immediate Release – November 2, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at the Stifel Nicolaus 2010 Cleantech Conference in New York on Tuesday, November 9, 2010 at 9:45am ET.

Tony Guglielmin will provide an update on the business and discussing Ballard’s strategy within key fuel cell growth markets. A link to the live webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com